FILED BY BLACKROCK, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14a-12
                                       UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                                SUBJECT COMPANY: BLACKROCK, INC.
                                                   COMMISSION FILE NO. 001-15305




BlackRock-MLIM Transition Planning Update

MARCH 10, 2006 | FROM: THE TRANSITION PLANNING STEERING COMMITTEE

The role and members of the Transition Planning Steering Committee One of the first steps BLK and MLIM took to begin planning for the merger of our firms was to form the Transition Planning Steering Committee (TPSC). Co-chaired by Bob Doll, President and Chief Investment Officer of MLIM, and Ralph Schlosstein, President of BlackRock, the TPSC is made up of 12 members - six from each firm - and will provide oversight, decision-making, and coordination for integration planning.

BlackRock                                      MLIM
---------------------------------------------  ---------------------------------
Ralph Schlosstein, President                   Bob Doll, President and CIO

Henry Gabbay, Head of Admin & Ops              Rob Fairbairn, EMEA Pacific COO

Charlie Hallac, Head of BlackRock Solutions    John Fosina, CAO

Rob Kapito, Head of Portfolio Management       Brian Fullerton, Americas CIO

Barbara Novick, Head of Account Mgmt           Frank Porcelli, Americas COO

Sue Wagner, COO                                Quintin Price, EMEA Pacific CIO

BlackRock's Simon Mendelson, MD of Strategy and Development, and MLIM's Abby Reynolds, Director of Strategy, will act as project managers for the TPSC, facilitating coordination and communication.

Working groups up and running
The TPSC has created a structure for the planning effort, organizing the work between four sub-committees overseeing 18 working groups encompassing Portfolio Management, Clients, Infrastructure and Technology & Operations. The working groups have been charged with developing specific project plans and engaging additional employees, as necessary, in timely and thorough execution of these plans. We know you will give all the teams involved in transition planning your full support.

Over the past several weeks, senior BlackRock and MLIM executives have exchanged visits across offices and facilities worldwide. Town Hall and departmental meetings have been held in numerous locations. Professionals are beginning to get to know each other and to appreciate the strengths in our respective organizations. These early meetings have confirmed that BlackRock and MLIM are highly complementary, that both companies have strong growth momentum, and that together we will have even greater growth opportunities. Our mission in the months ahead is to plan and execute a seamless transition for our clients and to identify an organizational structure that will best enable us to realize our collective potential.

BlackRock-MLIM Transition Planning Update

MARCH 10, 2006 | FROM: THE TRANSITION PLANNING STEERING COMMITTEE

TPSC updates
Another important role of the TPSC is communication. The TPSC and your managers will provide updates on the planning process as appropriate. We expect you to protect the confidentiality of our activities and plans by refraining from discussing them outside the firm. As always, all inquiries from the media should be referred to Kate Baum or Brian Beades in Corporate Communication.

Employee feedback and questions
We continue to encourage employees to provide us with your feedback and questions. You can contact any of the TPSC or working group members directly, or send us an email. The address is tpsc@blackrock.com.

Our mission
Our mission is clear: achieving competitive investment results and providing our clients with thoughtful solutions and exceptional service. We cannot falter in these efforts, either during the transition phase or after closing. Whether you are participating in a transition task force or you are making sure we are fulfilling our ongoing operating obligations, you are making a vital contribution to the ultimate success of the new firm. Please know that your hard work is not going unnoticed, and we thank you for your continuing efforts.


                                     * * *

                           FORWARD LOOKING STATEMENTS

This communication, and other statements that BlackRock may make, including statements about the benefits of the transaction with Merrill Lynch, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock's future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. In addition to factors previously disclosed in BlackRock's Securities and Exchange Commission (SEC) reports and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in demand for products or services or in the value of assets under management; (3) the relative and absolute investment performance of BlackRock's advised or sponsored investment products and separately managed accounts; (4) the impact of increased competition; (5) the impact of capital improvement projects; (6) the impact of future acquisitions or divestitures; (7) the unfavorable resolution of legal proceedings; (8) the extent and timing of any share repurchases; (9) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (10) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to BlackRock or PNC; (11) terrorist activities and international hostilities, which may adversely affect the general economy, financial and capital markets, specific industries, and BlackRock; (12) the ability to attract and retain highly talented professionals; (13) fluctuations in foreign currency exchange rates, which may adversely affect the value of advisory fees earned by BlackRock; (14) the impact of changes to tax legislation and, generally, the tax position of the Company; and (15) the ability of BlackRock to consummate the transaction with Merrill Lynch and realize the benefits of such transaction.

BlackRock's Annual Reports on Form 10-K and BlackRock's subsequent reports filed with the SEC, accessible on the SEC's website at http://www.sec.gov and on BlackRock's website at http://www.blackrock.com, discuss these factors in more detail and identify additional factors that can affect forward-looking statements. The information contained on our website is not a part of this communication.

                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

BlackRock intends to file with the Securities and Exchange Commission a Registration Statement on Form S-4, which will contain a proxy statement/prospectus, in connection with the proposed transaction. The proxy statement/prospectus will be mailed to the stockholders of BlackRock. STOCKHOLDERS OF BLACKROCK ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Such proxy statement/prospectus (when available) and other relevant documents may also be obtained, free of charge, on the Securities and Exchange Commission's website (http://www.sec.gov) or by contacting our Secretary, BlackRock, Inc., 40 East 52nd Street, New York, New York 10022.

                       PARTICIPANTS IN THE SOLICITATION

BlackRock and certain persons may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. The participants in such solicitation may include BlackRock's executive officers and directors. Further information regarding persons who may be deemed participants will be available in BlackRock's proxy statement/prospectus to be filed with the Securities and Exchange Commission in connection with the transaction.